UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RED METAL RESOURCES LTD.
(Name of Issuer)

Common Stock
(Title of Securities)

75678R 202
(CUSIP Number)

Mr. Richard N. Jeffs
49 Pont Street
London, UK SW1X 0BD
+ 44 (0) 77 6420 0334
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75678R 202
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Richard N. Jeffs
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 4,572,119*
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 4,572,119*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,572,119*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 25.7%
14. Type of Reporting Person (See Instructions) IN
*Includes 3,738,785 shares of common stock and a warrant for the purchase of 833,334 shares of common stock at an exercise price of $0.50 per share.  The warrant will expire on April 8, 2013.

Item 1.                    Security and Issuer

Common stock, $0.001 par value, of Red Metal Resources Ltd. (the “Issuer”).  The Issuer’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

Item 2.                    Identity and Background

(a)           This statement is filed by Richard N. Jeffs (the “Reporting Person”).

(b)           The Reporting Person’s address is 49 Pont Street, London, United Kingdom SW1X 0BD.

(c)           The Reporting Person is a self-employed business man.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           Except as indicated herein, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On April 24, 2007 the British Columbia Securities Commission issued an order prohibiting the Reporting Person from engaging in investor relations activities for a period of five years from the date of the order.  The Reporting Person is also required by the order to fully comply with the British Columbia Securities Act, the rules and regulations promulgated thereunder and any other applicable regulations.  The order stemmed from activities taken by the Reporting Person on behalf of Mr. Francis Jason Dean Biller, a former resident of British Columbia, who was prohibited from trading securities and engaging in investor relations in British Columbia until February 16, 2010.  The British Columbia Securities Commission alleged that the Reporting Person assisted Mr. Biller in relocating from Costa Rica to British Columbia for the purpose of promoting the securities of public companies to retail investors on behalf of a company under the control of the Reporting Person’s brother.  As a result of this order, the Reporting Person cannot directly communicate with the investment community in British Columbia or promote the company in any way to investors residing or located in British Columbia until April 24, 2012.

(f)           The Reporting Person is a citizen of Canada.

Item 3.                    Source and Amount of Funds or Other Consideration

The Reporting Person’s securities were purchased with his personal funds.  The Reporting Person paid $0.30 per unit and purchased 833,334 units in a private offering completed by the Issuer on April 8, 2011.  Each unit consisted of one share of common stock and a warrant for the purchase of one share of common stock at an exercise price of $0.50 per share.  The warrants expire on April 8, 2013.

Item 4.                    Purpose of Transaction

The Reporting Person purchased the securities for investment purposes and not with the intent of changing control of the Issuer.  While the Reporting Person has no immediate plans to acquire additional securities of the Issuer, he is currently committed to assisting the Issuer with its business, so it is likely that he will continue to invest in the Issuer’s securities.  In doing so, the Reporting Person acknowledges that he may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors.

Item 5.                    Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 4,572,119 shares, or approximately 25.7%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of the shares he owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report, other than the transactions reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

The Reporting Person is aware that his spouse, Susan Jeffs, and his daughter, Caitlin Jeffs, beneficially own shares of common stock for which they have each filed a Schedule 13D with the Securities and Exchange Commission.  The Reporting Person expressly disclaims that he and Susan Jeffs and Caitlin Jeffs comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person expressly disclaims beneficial ownership of shares of common stock beneficially owned by Susan Jeffs and Caitlin Jeffs.

Item 7.                    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2011	By:	/s/ Richard N. Jeffs
Richard N. Jeffs